Fresh perspective, super value



Blackwells Capital entered the world of shareholder activism when it targeted food distributor Supervalu in October. Managing Partner Jason Aintabi tells Activist Insight Monthly about the firm's strategy and future plans.

First-time activist investor **Blackwells Capital** created quite a splash after it targeted grocery retailer and wholesale distributer Supervalu in October. The firm, which considers itself an alternative investment manager, urged Supervalu to spin off its retail segment and refresh its board, contending that the operator of supermarket chains Cub Foods and Shop n' Save is undervalued. Yet even when deploying classic activist strategies – including a proxy contest – Blackwells says its use of activism is slightly different from the norm.

Blackwells Capital at a glance

Offices:	New York, NY
Founded:	2016
AUM (Mar 2018):	Undisclosed
Level of activism focus:	Occasional
Companies subjected to public demands*	1

*Since 2012

A mixture of backgrounds

Founded in 2016, Blackwells adopted a value strategy for its concentrated portfolio of about 20 long investments and 40 short holdings. The New York-based firm dedicates its time to "global fundamental and special situation investing across capital structures," according to its website.

"Activism was one of the of styles that I had envisioned early on as being foundational to Blackwells," Managing Partner Jason Aintabi, who served as the co-founder and president of private equity firm Vandewater Capital since 2008, told *Activist Insight Monthly* in an interview.

Nonetheless, Aintabi believes his prior experiences have strengthened the scope of Blackwells' team, who have backgrounds at firms like Aristeia Capital, Och-Ziff Capital Management, and Perry Capital. Aintabi said his private equity experience lent him an invaluable understanding of capital markets, operational change, and engagement with management – all tools used by activists to unlock value.

"What I think perhaps a lot of hedge funds do, is turn activist on an investment. They'll bang a drum, but without necessarily being sensitive to how the company actually works outside of the Bloomberg terminal," Aintabi said, adding that Blackwells' mixture of backgrounds enables the firm to adopt a slightly different approach to activism.

"What I think perhaps a lot of hedge funds do, is turn activist on an investment. They'll bang a drum, but without necessarily being sensitive to how the company actually works outside of the Bloomberg terminal."

An undervalued Supervalu

In February, Blackwells nominated a six-person slate for election to the board of Supervalu at the company's annual meeting, which will likely be held in July. That set a higher bar than last October, when Blackwells wanted three seats and the divestment of the company's retail division.

Aintabi said the firm decided to increase its slate by three directors after interactions with the board "lead us to conclude that broader change and more relevant skills are needed." The activist criticized Supervalu's management, calling it "lackadaisical" and "misguided," and noted that the grocer's stock price has lost nearly half its value since CEO Mark Gross took the helm in February 2016.

> "Supervalu is a little bit of a unique situation in that the fundamentals of the company are very persuasive. The problems are a little bit more superficial in nature: communication, a sense of urgency, management's ability to act. Those are things that are fixable."

"We've advocated to spin out the retail and give investors a choice," Aintabi explained. "Someone will want to invest a dollar in a retail turnaround story – especially at these ultra-depressed levels – and another will want to invest a dollar in a stable wholesale business. At present, Supervalu investors are forced to put a dollar into both, without really understanding what is what."

Aintabi is confident Supervalu's situation is "fixable" with a "proper system of checks and balances" from "new eyes and new board members who want to roll up their sleeves and hold management accountable."

"Supervalu is a little bit of a unique situation in that the fundamentals of the company are very persuasive," he noted. "The problems are a little bit more superficial in nature: communication, a sense of urgency, management's ability to act. Those are things that are fixable."

A willingness to settle

Supervalu is not buying it. In February, the company said it was already "rapidly and strategically" altering its business to become a wholesale company but had invested in well-positioned retail assets. What most concerned the company, however, was Blackwells putting forward a majority slate.

"Such an attempt effectively seeks control of the company, without paying a premium to all stockholders, and clearly seeks representation that is highly disproportionate to Blackwells' stake, which is approximately 2% of Supervalu shares when excluding out-of-the-money options held by Blackwells," the company said at the end of March. The company also noted that it attempted to "work constructively" with Blackwells and that it does not believe that board changes are necessary to create shareholder value.

"We think that the management team needs help articulating a vision, deploying a strategy, and communicating those things to the public markets so that Supervalu is no longer the cheapest consumer staples stock in America," Aintabi retorted. The activist noted that Supervalu has made significant changes since Blackwells advanced its demands – including hiring a new chief financial officer and selling half the stores in its Farm Fresh Food & Pharmacy unit – but that more are needed.



Blackwells thinks it's not alone in the supermarket.

A future with activism

Asked if he sees a future of activism for Blackwells, Aintabi told *Activist Insight Monthly* he is eager to share his team's views with management. "Given the private equity backgrounds of some of the folks here and the crossover with a lot of public market experience at Blackwells, it would be a natural fit," he said.

Aintabi said he believes activism has the potential to bring great value to companies if done successfully. "It doesn't have to be a nasty kind of battle," he noted. "It can be more of a collaborative effort between managers and shareholders to take away some of the risks." However, Aintabi also suggested he is against using the same strategy for each investment. "I don't know that there's a generic formula for it," he added. "Each campaign is going to have its own nuances and each company is going to require different ingredients to reach higher potential. A good activist investor might be a little more prolific and be able to identify which target requires which mixture to get better."